

LL

17016852

[illegible] ES
[illegible] E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 1 6 2017
Washington DC
404

SEC FILE NUMBER
8-69809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/24/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL NOSER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza - 6th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Sullivan — 646-432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPA's LLC
(Name – *if individual, state last, first, middle name*)

440 Park Avenue South - 5th Floor	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

75

OATH OR AFFIRMATION

I, Matthew Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abel Noser LLC, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN R. WURTHMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15, 2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABEL NOSER LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Abel/Noser L.L.C.

We have audited the accompanying statement of financial condition of Abel/Noser L.L.C. (the "Company") as of December 31, 2016 and the related statements of operations, changes in member's equity, and cash flows for the period from October 24, 2016 (commencement of operations) through December 31, 2016 and the related notes to the financial statements. These financial statements are the responsibility of Abel/Noser L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser L.L.C. as of December 31, 2016, and the results of its operations and its cash flows for the period from October 24, 2016 (commencement of operations) through December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Abel/Noser L.L.C.'s financial statements. The supplemental information is the responsibility of Abel/Noser L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
March 13, 2017

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-13

SUPPLEMENTAL SCHEDULES

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14

Schedule II - Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-1a-5(d)(4), Part II Filing. 15

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3

Report of Independent Registered Public Accounting Firm 16

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission 17

Statement on Exemption from Computation for Determination of Reseve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities And Exchange Commission 18

ABEL/NOSER, L.L.C.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	4,706,093
Cash segregated under federal and other regulations		2,119,372
Receivable from clearing brokers		1,018,050
Receivables - other		145,490
Due from related party		64,662
Deposit at clearing broker		250,000
Property and improvements, net		231,912
Prepaid expenses		162,980
	$	8,698,559

LIABILITIES AND MEMBER'S EQUITY

Payable to customers	$	1,353,940
Accounts payable, accrued expenses, and other liabilities		749,715
Due to parent		93,052
		2,196,707
Commitments and contingent liabilities (Notes 11 and 15)		
Member's equity		6,501,852
	$	8,698,559

The accompanying notes are an integral part of these financial statements

ABEL/NOSER, L.L.C.
Statement of Operations
For the Period October 24, 2016 (Commencement of Operations) Through December 31, 2016

Revenues	
Net commissions	$ 1,704,954
Other revenues	25,463
	1,730,417
Expenses	
Employee compensation and benefits	1,209,404
Floor brokerage, exchange, and clearance fees	144,686
Communications and data processing	403,859
Information services	105,564
Occupancy costs	95,968
Other operating expenses	244,376
	2,203,857
Loss before provision for income taxes	(473,440)
Provision for income taxes	0
Net loss	$ (473,440)

The accompanying notes are an integral part of these financial statements

ABEL/NOSER, L.L.C.
Statement of Changes in Member's Equity
For the Period October 24, 2016 (Commencement of Operations) Throug
December 31, 2016

Beginning balance at October 24, 2016	$	-
Contributed capital		6,975,292
Net loss		(473,440)
Member's equity, December 31, 2016	$	6,501,852

The accompanying notes are an integral part of these financial statements

ABEL/NOSER, L.L.C.
Statement of Cash Flows
For the Period October 24, 2016 (Commencement of Operations) Through December 31, 2016

OPERATING ACTIVITIES		
Net loss	$	(473,440)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation and amortization		6,652
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations		(2,119,372)
Receivable from clearing brokers		(934,148)
Receivables - other, net		81,403
Due to related company		(64,662)
Deposit at clearing broker		(250,000)
Prepaid expenses and other assets		1,338
Increase in operating liabilities:		
Payable to customers		5,735
Accounts payable, accrued expenses, and other liabilities		650,233
Due to parent		93,052
Net cash used in operations		(3,003,209)
FINANCING ACTIVITIES		
Contributed capital		7,709,302
Net cash provided by investing activities		7,709,302
Increase in cash		4,706,093
Cash - beginning of year		-
Cash - end of year	$	4,706,093

Non-cash financing activity during the year:
On October 24, 2016, the Parent company transferred the following assets and liabilities to the Company. Reference is made to Note 1.

Receivable from clearing brokers	83,902
Receivables - other	226,893
Property and improvements	238,564
Prepaid expenses	164,318
Payable to customers	(1,348,205)
Accounts payable, accrued expenses, and other liabilities	(99,482)
Total	(734,010)

SUPPLEMENTAL INFORMATION		
Cash paid during the year for income taxes	$	-
Cash paid during the year for interest	$	-

The accompanying notes are an integral part of these financial statements

1 - Organization and description of business

Abel/Noser, L.L.C. (the "Company") is a Delaware Limited Liability Company and is a wholly owned subsidiary of Abel/Noser Holdings, L.L.C. (the "Parent"). On October 24, 2016 the Parent purchased the assets and assumed payment of certain liabilities of Abel/Noser Corp. and Abel Noser Solutions, Ltd. The Parent funded and transferred the brokerage related assets and liabilities to the Company.

The Company is a discount brokerage firm primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash

Cash consists of demand deposits in commercial banks.

Restricted Cash

In November 2016, the FASB issued an accounting standards update which amends cash flow statement presentation of restricted cash. The update requires that amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Receivables-other

Management reviews the receivables monthly and has determined that an allowance for doubtful accounts is not necessary.

Property and improvements

Property and improvements are recorded at cost less accumulated depreciation and amortization. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized. The Company periodically reviews long-lived assets and has determined that no impairments exist at December 31, 2016.

2 - Significant accounting policies (continued)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standards update which provides a framework for revenue recognition by entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The standard requires an entity to recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively. The implementation of the standard has been delayed so that it will apply to annual reports with years beginning after December 15, 2017, and to interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the effect the update will have on its financial statements but does not believe it will have a material impact.

Net commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Income taxes

The Company is a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax return. However, the Company is subject to certain state fees. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

2 - Significant accounting policies (continued)

Income taxes (continued)

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses."

For the period October 24, 2016 through December 31, 2016, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

Classification of Certain Cash Receipts and Cash Payments
In August 2016, the FASB issued an accounting standards update to reduce diversity in practice on eight specific Statement of Cash Flows issues. The update is effective prospectively for annual periods beginning after December 15, 2017 and with respect to interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Subsequent events
Management has reviewed events through the date the financial statements were issued. There were no subsequent events that required disclosure.

Government and other regulation
The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

2 - Significant accounting policies (continued)

Clearing arrangements
The Company has arrangements with clearing brokers to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing brokers. At December 31, 2016, the receivables from the brokers were $1,268,050, including a deposit of $250,000 paid to one of the clearing brokers.

3 - Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2016, the Company had $2,119,372 segregated in a special reserve account.

At December 31, 2016, the customer credit balances reserved for were as follows:

Bill paying customers	$ 81,331
Commission recapture customers	773,912
Total	$855,243

These balances are recorded within Payable to customers of $1,353,940 in the accompanying Statement of Financial Condition.

4 - Receivables – other

This is comprised of the following:

Advances to customers	$139,490
Employee advances	6,000
Total	$145,490

5 - Property and improvements, net

This is comprised of the following:

Computer equipment and software	$ 78,070
Telecommunications equipment	48,123
Leasehold improvements	112,371
	238,564
Less - accumulated depreciation and amortization	6,652
Net	$ 231,912

6 - Payable to customers

This balance represents customer related credits arising from commission recapture and soft dollar programs totaling $1,353,940.

7 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 236,041
Accrued salaries, commissions and bonuses	358,882
Accrued expenses	115,366
Other payables	39,426
Total	$ 749,715

9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company had net capital, as adjusted, of $5,896,332, which was $5,646,332 in excess of the required $250,000. The Company's net capital ratio was .37 to 1.

10 - Related party transactions

The Company has entered into expense sharing agreements with the Parent company and Abel/Noser Solutions L.L.C. (AN Solutions), a related party through common ownership.

The Company provides financial services to AN Solutions, which include payroll processing, accounts payable and accounts receivable processing and collection, monthly financial statements and general accounting and bookkeeping support. The Company charged AN Solutions $22,991 for the period from October 24 through December 31, 2016 which is included in other revenues on the Statement of Operations.

10 - Related party transactions (continued)

The Company also provides general accounting and bookkeeping services to the Parent. The Company charged the Parent $2,472 for the period from October 24 through December 31, 2016 which is included in other revenues on the Statement of Operations.

AN Solutions provides technology services to the Company. These services include the maintenance of the day to day infrastructure, Help Desk support as well as other computer related services. For the period from October 24, 2016 through December 31, 2016 AN Solutions charged the Company $85,124, which is included in Communications and data processing on the Statement of Operations. At December 31, 2016 the Company advanced AN Solutions $64,662 which is reflected on the Statement of Financial Condition as Due from related party.

The Company sublets its office space from the Parent. Rent is calculated based on the square footage of the space occupied by the Company. For the period from October 24, 2016 through December 31, 2016 the Parent charged the Company $80,201 for rent and utilities, which are included in Occupancy costs on the Statement of Operations. In addition, the Parent provides the Company with Human Resources support as well as business oversight. For the period of October 24, 2016 through December 31, 2016 the Parent charged the Company $94,028 for services, which is included in Employee compensation and benefits on the Statement of Operations. At December 31, 2016 the Parent advanced the Company $93,052 which is reflected on the Statement of Financial Condition as Due to parent.

11 - Commitments and contingencies

In the ordinary course of business, the Company enters into commitments and contracts with customers and vendors.

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

12 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser L.L.C. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

13 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by one of the Company's customers in the period of October 24, 2016 through December 31, 2016 were approximately $188,000 or 11% of the net commissions.

14 - Income taxes

In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward of approximately $461,000. The carryforward creates a deferred tax asset of approximately $18,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this net operating loss. The amount of the valuation allowance could be reduced in the near term if estimates of future benefits and taxable income, based upon subsequent available evidence, can be deemed to be attainable over time so as to enable the Company to realize the value of the underlying asset.

15 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

15 - Off Balance - Sheet Credit Risk (continued)

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2016.

ABEL/NOSER, L.L.C.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

NET CAPITAL

Total member's equity		$ 6,501,852
Deductions and/or charges: Non-allowable assets		
Property and improvements, net	$ 231,912	
Receivables - other, net	145,490	
Due from related party	64,662	
Prepaid expenses	162,980	
Other	476	605,520
Net capital		$ 5,896,332

AGGREGATE INDEBTEDNESS

Payable to customers	$ 1,353,940
Accounts payable, accrued expenses, and other liabilities	749,715
Due to parent	93,052
Total aggregate indebtedness	$ 2,196,707

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required, at 6 2/3% of aggregate indebtedness	$ 146,447
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule	$ 250,000
Greater of the two minimum requirement amounts above	$ 250,000
Net capital	$ 5,896,332
Excess Net Capital	$ 5,646,332
Ratio: Aggregate indebtedness to net capital	.37 to 1

See report of independent registered public accounting firm.

ABEL/NOSER L.L.C.
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission to the Company's
Corresponding Unaudited Form X-1a-5(d)(4), Part II Filing
As of December 31, 2016

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17 A-5, Part II filing.

See report of independent registered public accounting firm.


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Abel/Noser L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Abel/Noser L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abel/Noser L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) Abel/Noser L.L.C. stated that Abel/Noser L.L.C. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Abel/Noser L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abel/Noser L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC
New York, NY
March 13, 2017

Exemption Report of Abel/Noser, L.L.C.

Abel/Noser, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Abel/Noser, L.L.C.

I, Matthew Sullivan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Matthew Sullivan, CFO
March 13, 2017

ABEL/NOSER, L.L.C.
Statement on Exemption from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2016

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is exempt from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

17 C.F.R. § 240.15c3-3 (k)(2)(i) exempts broker-dealers who carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, do not otherwise hold funds or securities for or owe securities to customers and effecuate all financial transactions between the broker or dealer and its customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers."

See report of independent registered public accounting firm.


MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member of Abel/Noser L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from October 24, 2016 through December 31, 2016, which were agreed to by Abel/Noser L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Abel/Noser L.L.C.'s compliance with the applicable instructions of Form SIPC-7. Abel/Noser L.L.C.'s management is responsible for Abel/Noser L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

Check Date	Check Number	Payee	Amount
2/28/2017	2561	SIPC	$4,326

2) Compared the amounts reported on the audited Form X-17A-5 for the period from October 24, 2016 through December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the period from October 24, 2016 through December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
March 13, 2017